SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice of Annual General Meeting

and explanation of business

Prudential plc

Thursday 16 May 2019

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the Hong Kong Stock Exchange) and the Singapore Exchange Securities Trading Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (HKLR) for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, the information contained in this document is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

A Chinese translation of this document is available on request from Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

(HK Stock Code: 2378; SGX Stock Code: K6S)

This document is important and requires your immediate attention.
If you are in any doubt as to any aspect of the proposals in this document or the action you should take, you should seek your own advice from a stockbroker, solicitor, accountant, or other independent professional adviser.

If you have sold or otherwise transferred all your shares in Prudential plc, please forward this document, but not the enclosed Form of Proxy, as soon as possible to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass this document to the person who now holds the shares.

Churchill Auditorium, The QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE 11.00am London time (6.00pm Hong Kong/Singapore time) on Thursday 16 May 2019

10 April 2019

Dear Shareholder

Annual General Meeting of Prudential plc

I am pleased to write to you with details of this year’s Annual General Meeting (the Meeting) which is to be held in the Churchill Auditorium at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am London time (6.00pm Hong Kong/Singapore time) on Thursday 16 May 2019. The formal Notice of Meeting (the Notice) together with the explanatory notes is set out on pages 3 to 9.

The Board sees the Meeting as an opportunity to present to you on the Group’s strategy and performance and to listen and respond to your questions.

This circular is being provided to shareholders registered on the UK register, the Irish branch register or the Hong Kong branch register, and any person with shares of the Company standing to the credit of their securities account held with The Central Depository (Pte) Limited (CDP) in Singapore.

Whether or not you propose to attend the Meeting, please complete the enclosed Form of Proxy in accordance with the instructions printed on the form and return it to the appropriate registrar or, for holders of a CDP securities account, to CDP in the pre-paid envelope enclosed. The Form of Proxy must be received no later than 11.00am London time (6.00pm Hong Kong time) on Tuesday 14 May 2019 or, for persons holding an interest in shares through CDP, on Monday 6 May 2019. Detailed instructions for completing and returning the Form of Proxy can be found in the notes on pages 18 and 19.

As in previous years, we will call a poll on each resolution at the Meeting. This will ensure that we are able to engage with a greater number of shareholders by including the votes cast by shareholders who are not able to attend the Meeting in person.

Should you wish to view the 2018 Annual Report online it is available on the Company’s website www.prudential.co.uk

As has been the case since 2016, in order to ensure that the Company can continue to count its share capital in calculating its Tier 1 capital for the purposes of the Solvency II regime, the Company makes all dividend payments as interim dividends. Interim dividends do not require shareholder approval and so no resolution on a dividend payment is included in the Notice. The Company announced a 2018 second interim dividend of 33.68 pence per share on 13 March 2019. Details of the Company’s dividends, including payment dates, can be found on our website www.prudential.co.uk and on page 21.

Recommendation

The Directors consider that all the resolutions to be put to the Meeting are in the best interests of the Company and its shareholders as a whole and unanimously recommend shareholders to vote in favour of all the proposed resolutions. The Directors intend to vote, in respect of their own beneficial holdings, in favour of all the proposed resolutions.

Yours sincerely

Paul Manduca

Chairman

Prudential plc

Registered office: Laurence Pountney Hill, London EC4R 0HH

Incorporated and registered in England and Wales, registered number 1397169

Prudential plc is a holding company, subsidiaries of which are authorised and regulated, as applicable, by the Prudential Regulation Authority and the Financial Conduct Authority.

02	Prudential plc Notice of Annual General Meeting 2019	www.prudential.co.uk

Notice of Annual General Meeting 2019 and explanatory notes

Notice is hereby given that the 2019 Annual General Meeting (the Meeting) of Prudential plc (the Company), incorporated and registered in England and Wales (registered number 1397169), will be held in the Churchill Auditorium at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 16 May 2019 at 11.00am London time (6.00pm Hong Kong/ Singapore time). Shareholders will be asked to consider and, if thought fit, pass the resolutions set out below.

Resolutions 1 to 20 (inclusive) and resolution 22 will be proposed as ordinary resolutions; resolution 21 and resolutions 23 to 25 (inclusive) will be proposed as special resolutions. For each ordinary resolution to be passed, more than half of the votes cast must be in favour of the resolution. For each special resolution to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

Resolution 1:

Annual report and accounts

TO receive and consider the Accounts for the financial year ended 31 December 2018 together with the Strategic Report, Directors’ Remuneration Report, Directors’ Report and the Auditor’s Report on those Accounts (the Annual Report).

The formal business of the Meeting will begin with a resolution to lay before shareholders the Annual Report. Shareholders will have the opportunity to put questions about the Annual Report and other business to be conducted at the Meeting to the Directors before this resolution is voted on.

The Annual Report is available to view on the Company’s website www.prudential.co.uk. Shareholders may obtain a copy from the Company’s registrar, Equiniti, by calling 0371 384 2035 and quoting their shareholder reference number which can be found on each shareholder’s Form of Proxy. For shareholders in Singapore, copies of the Annual Report are also available for collection from CDP.

Resolution 2:

Directors’ Remuneration Report

TO approve the Directors’ Remuneration Report for the year ended 31 December 2018.

As in previous years, shareholders will have the opportunity to cast an advisory vote on the Directors’ Remuneration Report for the year ended 31 December 2018.

The Directors’ Remuneration Report is set out in full on pages 132 to 169 of the Annual Report. The Annual Report is available to view on the Company’s website www.prudential.co.uk

A summary of the current Directors’ Remuneration Policy, approved by shareholders in May 2017, is set out on pages 137 to 141 of the Annual Report and the full version is available on the Company’s website.

Resolutions 3 to 14:

Election and re-election of Directors

In accordance with the provisions of the UK Corporate Governance Code, all Directors appointed since the last Annual General Meeting of the Company will offer themselves for election and all incumbent Directors will offer themselves for re-election at the Meeting except that, as announced on 28 February 2019, Mr Falcon, Mr Foley, Mr Nicandrou and Lord Turner are not standing for election or re-election at the Meeting.

Biographical details of all Directors standing for election and re-election are included in Appendix 1 to this Notice and in the Annual Report.

The Board, supported by the work carried out by the Nomination & Governance Committee, is actively engaged in an ongoing cycle of succession planning.

Information about the activities of the Nomination & Governance Committee in recommending Directors for election, including its assessment of independence for Non-executives, and how the Board has satisfied itself that the contribution of each Director remains important to the Group’s long-term success, can be found in the Company’s Annual Report on pages 109 to 114.

The diversity of skills and experience, and the contribution made by each Director is set out in the individual biographies of Directors standing for election or re-election which can be found at Appendix 1 to this Notice.

The Board recommends the election and re-election of all the Directors standing.

3	TO elect Mrs Fields Wicker-Miurin as a Director;

4	TO re-elect Sir Howard Davies as a Director;

5	TO re-elect Mr Mark FitzPatrick as a Director;

6	TO re-elect Mr David Law as a Director;

7	TO re-elect Mr Paul Manduca as a Director;

8	TO re-elect Mr Kaikhushru Nargolwala as a Director;

9	TO re-elect Mr Anthony Nightingale as a Director;

10	TO re-elect Mr Philip Remnant as a Director;

11	TO re-elect Ms Alice Schroeder as a Director;

12	TO re-elect Mr James Turner as a Director;

13	TO re-elect Mr Thomas Watjen as a Director; and

14	TO re-elect Mr Michael Wells as a Director.

Resolution 15:

Re-appointment of Auditor

TO re-appoint KPMG LLP as the Company’s auditor until the conclusion of the next general meeting at which the Company’s accounts are laid.

Following the recommendation of the Company’s Audit Committee, shareholders will be asked to approve the re-appointment of KPMG LLP as the Company’s auditor, to hold office until the conclusion of the Company’s 2020 Annual General Meeting.

Resolution 16:

Remuneration of Auditor

TO authorise the Company’s Audit Committee on behalf of the Board to determine the amount of the auditor’s remuneration.

Shareholders will be asked to grant authority to the Company’s Audit Committee to determine the remuneration of KPMG LLP.

www.prudential.co.uk	Notice of Annual General Meeting 2019 Prudential plc	03

Notice of Annual General Meeting 2019 and explanatory notes continued

Resolution 17:

Political donations

THAT the Company, and all companies that are its subsidiaries at any time during the period for which this resolution is effective, be and are hereby generally and unconditionally authorised for the purposes of Sections 366 and 367 of the Companies Act 2006 (the 2006 Act), in aggregate, to:

(i)	make political donations to political parties and/or independent election candidates not exceeding £50,000 in total;

(ii)	make political donations to political organisations other than political parties not exceeding £50,000 in total; and

(iii)	incur political expenditure not exceeding £50,000 in total,

(as such terms are defined in sections 363 to 365 of the 2006 Act) provided that the aggregate of such donations and expenditure shall not exceed £50,000 during the period beginning with the date of passing this resolution and expiring at the earlier of 30 June 2020 and the conclusion of the Annual General Meeting of the Company to be held in 2020, unless such authority has been previously renewed, revoked or varied by the Company at a general meeting. The Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to political organisations other than political parties and incur political expenditure in pursuance of such contracts or undertakings as if the said authority had not expired.

The 2006 Act restricts companies from making donations to political parties, other political organisations or independent election candidates and from incurring political expenditure without shareholders’ consent.

The Company has no intention of changing its current practice of not making donations to political parties or to independent election candidates and will not do so without the specific endorsement of its shareholders. However, the broad definitions used in the 2006 Act make it possible for the normal business activities of the Company, which might not be thought of as political expenditure or donations to political organisations in the usual sense, to be caught. The Company does not believe there is a material risk of it inadvertently making such donations.

In accordance with established best practice, it is the Company’s intention to seek renewal of this resolution on an annual basis.

Resolution 18:

Renewal of authority to allot ordinary shares

THAT, the Directors be and are hereby authorised, generally and unconditionally, pursuant to section 551 of the 2006 Act, to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for or to convert any security into shares in the Company for a period expiring at the earlier of 30 June 2020 and the conclusion of the Annual General Meeting of the Company to be held in 2020 (save that the Company may make offers and enter into agreements under this authority prior to its expiry which would, or might, require shares to be allotted or rights to subscribe for or to convert securities into shares to be granted after such expiry, and the Board may allot shares or grant rights to subscribe for or to convert securities into shares under any such offer or agreement as if the said authority had not expired) and for a maximum aggregate nominal amount of:

(A)

£25,996,456 (such amount to be reduced by any allotments or grants made under paragraph (B) in an aggregate nominal amount exceeding £17,287,643 and/or any allotments or grants made under resolution 22, if passed, so that in total no more than:

(i)	£25,996,456 can be allotted under this paragraph (A) and, if passed, resolution 22; and

(ii)	£43,284,099 can be allotted under paragraphs (A) and (B) of this resolution 18 and, if passed, resolution 22);
(B)

£43,284,099 (such amount to be reduced by any allotments or grants made under paragraph (A) of this resolution 18 and/or resolution 22, if passed, so that in total no more than £43,284,099 can be allotted under paragraphs (A) and (B) of this resolution 18 and, if passed, resolution 22) in connection with an offer or invitation:

(i)	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	to holders of other equity securities (as defined in section 560(1) of the 2006 Act) as required by the rights of those securities or as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(C)	the amount allotted pursuant to the terms of any share scheme of the Company or any of its subsidiary undertakings adopted prior to or on the date of this Meeting.

At last year’s Annual General Meeting, shareholders renewed a resolution giving the Directors authority to allot ordinary shares or grant rights to subscribe for or convert any security into shares in the Company (referred to collectively as ‘Allotments’).

That authority will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority. This authority will give the Directors flexibility to issue shares where they believe it is for the benefit of shareholders to do so. The Directors have no immediate plans to make use of this authority. This renewed authority complies with UK institutional investment guidelines and will expire at the earlier of 30 June 2020 and the conclusion of the 2020 Annual General Meeting.

04	Prudential plc Notice of Annual General Meeting 2019	www.prudential.co.uk

This resolution needs to comply with the requirements of the HKLR as a result of the Company’s listing on the Hong Kong Stock Exchange. As a consequence, paragraphs (A) and (B) of resolution 18 relate to different tranches of the Company’s issued ordinary share capital which, when taken together, cover an aggregate nominal amount equal to £43,284,099 representing approximately 865,681,986 ordinary shares. This amount is approximately 33.3 per cent of the total issued ordinary share capital of the Company as at 2 April 2019, the latest practicable date prior to publication of this Notice, which is also in line with guidance issued by the Investment Association.

The Company is separately seeking authority in resolution 22 to allot shares or grant rights to subscribe for or to convert or exchange any security into shares in the Company in connection with the issue of mandatory convertible securities (MCS). To protect shareholders’ interests and minimise any dilutive effects arising from the non-pre-emptive issue of shares, the total amount of Allotments which may be made under paragraphs (A) and (B) of resolution 18 and, if passed, resolution 22, will, when taken together, cover an aggregate nominal amount equal to £43,284,099 representing approximately 865,681,986 ordinary shares (the Allotment Limit). The Allotment Limit is equal to approximately 33.3 per cent of the total issued ordinary share capital of the Company as at 2 April 2019, the latest practicable date prior to publication of this Notice. Further information on what MCS are, and why authority is sought to enable the Company to issue them, is included in the explanatory notes to resolution 22 and in Appendix 2 to this Notice.

Paragraph (A) of resolution 18 authorises the Directors to make Allotments of an aggregate nominal amount equal to £25,996,456 (representing approximately 519,929,120 ordinary shares in the Company). This amount, which is the maximum proportion of share capital Directors may allot without pre-emption under the HKLR, represents approximately 20 per cent of the total issued ordinary share capital as at 2 April 2019. This authority will be reduced by (i) the amount of any allotments or grants made under paragraph (B) of resolution 18 in an aggregate nominal amount exceeding £17,287,643, and/or (ii) the amount of any allotments or grants made under resolution 22, if passed, to ensure that the total amount of Allotments which may be made under paragraph (A) and, if passed, resolution 22 does not exceed 20 per cent of the total issued ordinary share capital of the Company and that the total amount of Allotments which may be made under paragraphs (A) and (B) of resolution 18 and, if passed, resolution 22, does not exceed the Allotment Limit.

Paragraph (B) of resolution 18 authorises the Directors to make Allotments of an aggregate nominal amount equal to £43,284,099 (representing approximately 865,681,986 ordinary shares in the Company) in connection with offers to ordinary shareholders or holders of other equity securities. This amount exceeds the 20 per cent authority in paragraph (A) of resolution 18 and resolution 22 by approximately 13 percentage points, which is in line with guidance issued by the Investment Association. This authority will be reduced by (i) the amount of any allotments or grants made under paragraph (A) of resolution 18 and/or (ii) the amount of any allotments or grants made under resolution 22, if passed, to ensure that the total amount of Allotments which may be made under paragraphs (A) and (B) of resolution 18 and, if passed, resolution 22, does not exceed the Allotment Limit. The restrictions detailed in paragraph (B) (i) and (ii) of resolution 18 are proposed in order to comply with the HKLR which do not permit the Directors to make Allotments on a non-pre-emptive basis in excess of the respective 20 per cent thresholds in paragraph (A) of resolution 18 and resolution 22.

The Directors would not expect to make use of the authorities in paragraph (A) or (B) of resolution 18 to make Allotments in connection with MCS, given a separate authority is being sought for this purpose.

Paragraph (C) of resolution 18 seeks authority from shareholders under the HKLR for the Directors to make Allotments pursuant to the Company’s share schemes or those of its subsidiary undertakings. The Directors intend to use the authorities sought under paragraph (C) of resolution 18 following the exercise of options and awards under the Company’s share schemes adopted prior to or on the date of the Meeting.

Resolution 19:

Extension of authority to allot ordinary shares to include repurchased shares

THAT the authority granted to the Directors to allot shares and to grant rights to subscribe for or to convert any security into shares up to a total nominal value of £25,996,456 pursuant to paragraph (A) of resolution 18 set out above be extended by the addition of such number of ordinary shares of five pence each representing the nominal amount of the Company’s share capital repurchased by the Company under the authority granted pursuant to resolution 24 set out below, to the extent that such extension would not result in the authority to allot shares or grant rights to subscribe for or convert securities into shares pursuant to resolution 18 exceeding £43,284,099.

As permitted by the HKLR, resolution 19 seeks to extend the Directors’ authority to allot shares and grant rights to subscribe for or convert any security into shares pursuant to paragraph (A) of resolution 18 to include any shares repurchased by the Company under the authority to be sought by resolution 24.

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Notice of Annual General Meeting 2019 and explanatory notes continued

Resolution 20:

Renewal of authority to allot preference shares

THAT the Company be and is hereby authorised to allot and to grant rights to subscribe for or to convert securities into Sterling Preference Shares up to a maximum aggregate nominal value of £20 million (representing two billion Sterling Preference Shares in the Company), to allot and to grant rights to subscribe for or to convert securities into Dollar Preference Shares up to a maximum aggregate nominal value of US$20 million (representing two billion Dollar Preference Shares in the Company), and to allot and to grant rights to subscribe for or to convert securities into Euro Preference Shares up to a maximum aggregate nominal value of ¤20 million (representing two billion Euro Preference Shares in the Company) for a period expiring at the conclusion of the Annual General Meeting of the Company to be held in 2024, save that the Company may make offers and enter into agreements under this authority prior to its expiry which would, or might, require shares to be allotted or rights to subscribe for or to convert securities into shares to be granted after such expiry, and the Board may allot shares or grant rights to subscribe for or to convert securities into shares under any such offer or agreement as if the said authority had not expired.

The Company obtained shareholder approval in May 2014 to allot preference shares. This approval lasts five years and expires in May 2019. The renewal of this authority is primarily sought to preserve the Company’s ability to structure hybrid regulatory capital issues which it might decide to make based on future financing needs and market conditions. The Directors have no immediate plans to make use of this authority, which will expire in five years from the date of this resolution.

Rule 13.36(2)(b) of the HKLR provides that the Company may seek a general mandate from its shareholders to allot or issue securities subject to a restriction that the aggregate number of securities allotted must not exceed the aggregate of 20 per cent of the existing issued share capital of the Company. The Company sought, and the Hong Kong Stock Exchange granted, a waiver to the Company on 1 April 2014 from strict compliance with Rule 13.36(2)(b) of the HKLR such that the Company (a) was permitted to seek the five-year mandate from its shareholders for allotting preference shares in May 2014 and (b) is able to renew such five-year mandate periodically without being subject to Rule 13.36(2)(b) of the HKLR. As such, the Company is not required to seek an equivalent waiver from the Hong Kong Stock Exchange in relation to the authorities sought in this resolution or any replacement authorities that may be sought in five years’ time.

Resolution 21:

Renewal of authority for disapplication of pre-emption rights

THAT if resolutions 18 and/or 19 are passed the Directors be and are hereby authorised to allot equity securities (as defined in Section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the Directors by resolutions 18 and/or 19 and/or to sell any ordinary shares held by the Company as treasury shares for cash as if Section 561 of that Act did not apply to such allotment or sale for a period expiring at the earlier of 30 June 2020 and the conclusion of the Annual General Meeting of the Company to be held in 2020 (save that the Company may make offers and enter into agreements under this authority prior to its expiry which would, or might, require equity securities to be allotted (or treasury shares to be sold) after such expiry, and the Board may allot equity securities (or sell treasury shares) under any such offer or agreement as if the said authority had not expired) and provided that (without prejudice to resolution 23) the maximum aggregate nominal amount of equity securities that may be allotted or sold pursuant to this authority in respect of any allotment of equity securities under the authority conferred on the Directors by resolution 18 or a sale of ordinary shares held by the Company as treasury shares for cash is £6,499,114.

At last year’s Annual General Meeting, shareholders passed a special resolution giving the Directors authority to allot equity securities for cash without first being required to offer such securities to existing shareholders in proportion to their existing holdings, by the limited disapplication of Section 561 of the 2006 Act. That power will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority.

This authority only extends (apart from pre-emptive issues) to the issue of equity securities, including the sale of any ordinary shares held in treasury in accordance with the provisions of Chapter 6 of Part 18 of the 2006 Act. As at 2 April 2019 the Company held no treasury shares.

The authority is sought for a maximum nominal value of £6,499,114 representing approximately 129,982,280 ordinary shares in the Company, which is approximately 5 per cent of the total issued ordinary share capital of the Company as at 2 April 2019. As regards rights issues and other pre-emptive issues, the Directors believe the mechanics and delay of the procedure under Section 561 are unduly restrictive and are therefore also seeking continuation of its disapplication in these circumstances. This renewed authority complies with UK institutional investment guidelines and will expire at the earlier of 30 June 2020 and the conclusion of the 2020 Annual General Meeting.

The Directors confirm their current intention to adhere to the Principles of the Pre-Emption Group’s Statement of Principles regarding cumulative usage of authorities to allot equity securities for cash without offering them first to existing shareholders. These principles provide that usage in excess of 7.5 per cent of the Company’s ordinary share capital within a rolling three year period should not take place, other than to existing shareholders, without prior consultation with shareholders. The Company confirms that its use of such authorities has not exceeded this 7.5 per cent limit over the last three years.

06	Prudential plc Notice of Annual General Meeting 2019	www.prudential.co.uk

Resolution 22:

Renewal of authority to issue mandatory convertible securities (MCS)

THAT the Directors be and are hereby authorised under and for the purposes of section 551 of the 2006 Act to generally and unconditionally exercise all the powers of the Company to allot shares and to grant rights to subscribe for or to convert any security into shares in relation to any issue by the Company or any subsidiary or subsidiary undertaking of the Company (together, the Group) of MCS that automatically convert into, or are exchanged for, ordinary shares in the Company in prescribed circumstances, where the Directors consider that such an issuance of MCS would be desirable in connection with, or for the purposes of, complying with or maintaining compliance with the regulatory capital requirements or targets applicable to the Company or to the Group from time to time:

(A)

for a maximum aggregate nominal amount of £25,996,456 (such amount to be reduced by any allotments or grants made under paragraph (B) of resolution 18 in an aggregate nominal amount exceeding £17,287,643 and/or any allotments made under paragraph (A) of resolution 18, so that in total no more than:

(i)	£25,996,456 can be allotted under paragraph (A) of resolution 18 and this resolution 22; and

(ii)	no more than £43,284,099 can be allotted under paragraphs (A) and (B) of resolution 18 and this resolution 22); and

(B)	subject to applicable law and regulation, at such conversion prices (or such maximum or minimum conversion price methodologies) as may be determined by the Directors from time to time,

for a period expiring at the earlier of 30 June 2020 and the conclusion of the Annual General Meeting of the Company to be held in 2020, save that Company may make offers and enter into agreements under this authority prior to its expiry which would, or might, require shares to be allotted or rights to subscribe for or to convert securities into shares to be granted after such expiry, and the Board may allot shares or grant rights to subscribe for or to convert securities into shares under any such offer or agreement as if the said authority had not expired.

At last year’s Annual General Meeting, shareholders passed a resolution giving the Directors authority to allot shares or grant rights to subscribe for or to convert or exchange any security into shares in the Company in connection with the issue of MCS. That authority will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority.

The Directors believe it is in the best interests of the Company to have the flexibility to issue MCS from time to time and the authority sought may be used if, in the opinion of the Directors at the relevant time, such an issuance of MCS would be desirable, including in connection with, or for the purposes of, complying with or maintaining compliance with, regulatory capital requirements or targets applicable to the Company or to the Group from time to time. The Directors have no immediate plans to make use of this authority.

This authority is limited to shares representing approximately 20 per cent of the issued ordinary share capital of the Company as at 2 April 2019, the latest practicable date prior to publication of this Notice.

As set out in the explanatory notes to resolution 18, the total amount of Allotments which may be made under paragraphs (A) and (B) of resolution 18 and, if passed, this resolution 22, will, when taken together, cover an aggregate nominal amount equal to the Allotment Limit. The Allotment Limit is equal to approximately 33.3 per cent of the total issued ordinary share capital of the Company as at 2 April 2019, the latest practicable date prior to publication of this Notice. Further information on what MCS are, and why authority is sought to enable the Company to issue them, is included in Appendix 2 to this Notice, including details of the waiver obtained from the Hong Kong Stock Exchange.

The authority in this resolution will expire at the earlier of 30 June 2020 and the conclusion of the 2020 Annual General Meeting.

Resolution 23:

Renewal of authority for disapplication of pre-emption rights in connection with the issue of MCS

THAT if Resolution 22 is passed, the Directors be and are hereby authorised to allot equity securities (as defined in Section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the Directors by Resolution 22 as if Section 561 of that Act did not apply to such allotment or sale for a period expiring at the earlier of 30 June 2020 and the conclusion of the Annual General Meeting of the Company to be held in 2020 (save that the Company may make offers and enter into agreements under this authority prior to its expiry which would, or might, require equity securities to be allotted (or treasury shares to be sold) after such expiry, and the Board may allot equity securities (or sell treasury shares) under any such offer or agreement as if the said authority had not expired) and provided that (without prejudice to resolution 21) the maximum aggregate nominal amount of equity securities that may be allotted pursuant to this authority in respect of any allotment of equity securities in connection with the issuance of MCS under the authority conferred on the Directors by resolution 22 for cash is £25,996,456.

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Notice of Annual General Meeting 2019 and explanatory notes continued

Upon the occurrence of designated trigger events, any MCS issued will convert into, or be exchanged for, ordinary shares in the Company. Accordingly, this resolution seeks authority from shareholders for the Directors to make Allotments in connection with an issuance of MCS, or upon conversion or exchange of MCS, without first being required to offer such securities to existing shareholders in proportion to their existing holdings, by the limited disapplication of Section 561 of the 2006 Act. Further details on the reasons for, and the scope of, the authority sought are set out in the notes to resolution 22 above.

In the event that any MCS issued were to convert into ordinary shares in the Company, it is possible that the Directors would be required to allot in excess of 7.5 per cent of the Company’s share capital within a rolling three-year period at such time, which would exceed the limit provided by the Principles of the Pre- Emption Group’s Statement of Principles regarding the cumulative usage of authorities to allot (without prior consultation with shareholders) equity securities for cash without offering them first to existing shareholders. Further information on the MCS is included in Appendix 2 to this Notice.

The authority in this resolution will expire at the earlier of 30 June 2020 and the conclusion of the 2020 Annual General Meeting.

Resolution 24:

Renewal of authority for purchase of own shares

THAT the Company be and is hereby generally and unconditionally authorised, in accordance with Section 701 of the 2006 Act, to make one or more market purchases (within the meaning of Section 693(4) of the 2006 Act) of its ordinary shares in the capital of the Company, provided that:

(A)	Such authority be limited:

(i)	to a maximum aggregate number of 259,964,560 ordinary shares;

(ii)	by the condition that the minimum price which may be paid for each ordinary share is five pence and the maximum price which may be paid for an ordinary share is the highest of:

(a)

an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased; and

(b)	the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out,

in each case exclusive of expenses;

(B)

Such authority shall, unless renewed, varied or revoked prior to such time, expire at the earlier of 30 June 2020 and the conclusion of the Annual General Meeting of the Company to be held in 2020, save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired; and

(C)	All ordinary shares purchased pursuant to said authority shall be either:

(i)	cancelled immediately upon completion of the purchase; or

(ii)	held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the 2006 Act.

The Directors consider that there may be circumstances in which it would be desirable for the Company to purchase its own shares in the market. Although the Directors have no immediate plans to make such purchases, they would like to be able to act if circumstances arose in which they considered such purchases to be desirable. Purchases would only be made if their effect would be to increase earnings per share and they would be for the benefit of shareholders generally. No purchases of shares would be conducted on the Hong Kong Stock Exchange.

Accordingly, this resolution is proposed to authorise the Company to make market purchases of its ordinary shares up to a maximum nominal value of £12,998,228, representing 259,964,560 ordinary shares which is approximately 10 per cent of the Company’s issued share capital as at 2 April 2019, at prices not lower than five pence per ordinary share and not exceeding the highest of (i) 105 per cent of the average middle-market value of an ordinary share for the five business days preceding the date of purchase and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.

08	Prudential plc Notice of Annual General Meeting 2019	www.prudential.co.uk

The Company may retain any shares it purchases as treasury shares with a view to possible reissue at a future date or may cancel the shares. If the Company were to purchase any of its own ordinary shares it would consider holding them as treasury shares pursuant to the authority conferred by this resolution. This would enable the Company to reissue such shares quickly and cost-effectively and would provide the Company with additional flexibility in the management of its capital base. This authority will expire at the earlier of 30 June 2020 and the conclusion of the 2020 Annual General Meeting.

A waiver from strict compliance with Rule 10.06(5) of the HKLR was granted by the Hong Kong Stock Exchange on 4 May 2010 (and updated on 24 February 2016 ). Under Rule 10.06(5) of the HKLR, the listing of all shares which are purchased by the Company shall automatically be cancelled upon purchase and the Company must apply for listing of any further issues in the normal way. As a consequence of this waiver, Rule 10.06(5) of the HKLR has been amended such that shares purchased by the Company to hold as treasury shares will remain listed and the listing will not be suspended or cancelled and any subsequent sale of such treasury shares or transfer of such treasury shares pursuant to an employees’ share scheme, for example, shall not, for the purposes of the HKLR, constitute a new issue of shares and shall not require a new listing application to be made.

The Company has options and awards outstanding over 27,410,954 ordinary shares, representing 1.05 per cent of the Company’s ordinary issued share capital as at 2 April 2019 (the latest practicable date prior to the publication of this Notice). If the existing authority given at the 2018 Annual General Meeting and the authority sought by this resolution 24 were to be fully used these outstanding options and awards would represent 1.32 per cent of the Company’s ordinary issued share capital at that date.

Resolution 25:

Notice for general meetings

THAT a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice.

Under the 2006 Act, the notice period required for general meetings of the Company is 21 days unless shareholders approve a shorter notice period (which cannot however be less than 14 clear days). Annual General Meetings are still required to be held on at least 21 clear days’ notice. Approval for a shorter notice period was sought and received from shareholders at the last Annual General Meeting and to preserve this ability, this resolution 25 seeks renewal of the approval for a notice period of 14 days to apply to general meetings. The shorter notice period will not be used as a matter of routine but only where flexibility is merited by the business of the meeting and is thought to be to the advantage of shareholders as a whole. If used, an electronic voting facility will be provided.

Annual General Meetings will continue to be held on at least 21 clear days’ notice.

The approval will be effective until the earlier of 30 June 2020 or the conclusion of the Company’s 2020 Annual General Meeting when it is intended that a similar resolution will be proposed.

By order of the Board of Directors

Alan F Porter

Group General Counsel

and Company Secretary

10 April 2019

www.prudential.co.uk	Notice of Annual General Meeting 2019 Prudential plc	09

Appendix 1: Biographies of Directors standing for election

Board of Directors	Chairman	Chief Executive

As at the date of this document, the Board of Directors of the Company comprises:

Chairman

Paul Victor Falzon Sant Manduca

Executive Directors

Michael Andrew Wells

(Group Chief Executive),

Mark Thomas FitzPatrick CA,

Stuart James Turner FCA,

Michael Irving Falcon,

John William Foley, and

Nicolaos Andreas Nicandrou ACA

Independent Non-executive Directors

Sir Howard John Davies,

David John Alexander Law ACA,

Kaikhushru Shiavax Nargolwala FCA,

Anthony John Liddell Nightingale CMG SBS JP,

The Hon. Philip John Remnant CBE FCA,

Alice Davey Schroeder,

Jonathan Adair Lord Turner FRS,

Thomas Ros Watjen, and

Jane Fields Wicker-Miurin OBE

Mr Falcon, Mr Foley, Mr Nicandrou and Lord Turner will not stand for election at this Meeting.

	Paul Manduca Chairman Appointment: October 2010 Age: 67 N&G	Michael Wells Group Chief Executive Appointment: January 2011 Age: 59

Relevant skills and experience

Paul will continue to draw on his extensive experience in leadership roles and his knowledge of the Group’s core businesses, international markets and industry sectors, and his technical knowledge, to provide effective leadership during a period of change for the Group.

Paul has held a number of senior leadership roles. Notable appointments include serving as chairman of the Association of Investment Companies (1991 to 1993), acting as founding CEO of Threadneedle Asset Management Limited (1994 to 1999), global CEO of Rothschild Asset Management (1999 to 2002), directorships of Eagle Star and Allied Dunbar, holding the offices of European CEO of Deutsche Asset Management (2002 to 2005), chairman of Bridgewell Group plc and a director of Henderson Smaller Companies Investment Trust plc.

Other previous appointments include the chairmanship of Aon UK Limited and JPM European Smaller Companies Investment Trust Plc. From September 2005 until March 2011, Paul was a non-executive director of Wm Morrison Supermarkets Plc, including as senior independent director, audit committee chairman and remuneration committee chairman. He was a non-executive director and audit committee chairman of KazMunaiGas Exploration & Production until the end of September 2012 and chairman of Henderson Diversified Income Limited until July 2017.

Paul initially joined the Board in October 2010 as the Senior Independent Director and member of the Audit and Remuneration Committees, roles he held until his appointment as Chairman in July 2012. On becoming Chairman, Paul was also appointed Chair of the Nomination & Governance Committee, having been a member of the Committee since January 2011.

Other appointments

—   RateSetter (Retail Money Market Limited) (chairman)

—   Templeton Emerging Markets Investment Trust (TEMIT) (chairman)

—   Securities Institute

—   TheCityUK Advisory Council (chairman)

Relevant skills and experience

Mike continues to develop the operational management of the Group on behalf of the Board, implementing Board decisions and leading the Executive Directors and senior executives in the management of all aspects of the day-to-day business of the Group.

Mike has more than three decades’ experience in insurance and retirement services, having started his career at the US brokerage house Dean Witter, before going on to become a managing director at Smith Barney Shearson.

Mike joined the Prudential Group in 1995 and became Chief Operating Officer and Vice-Chairman of Jackson in 2003. In 2011, he was appointed President and Chief Executive Officer of Jackson, and joined the Board of Prudential.

During his leadership of Jackson, Mike was responsible for the development of Jackson’s market-leading range of retirement solutions. He was also part of the Jackson teams that purchased and successfully integrated a savings institute and two life companies.

Mike joined the Board in 2011 and was appointed Group Chief Executive in June 2015.

Other appointments

—   International Advisory Panel of the Monetary Authority of Singapore

—   San Diego University Advisory Board

10	Prudential plc Notice of Annual General Meeting 2019	www.prudential.co.uk

Key to Committee membership

Chair	Chair
Audit	Audit
N&G	Nomination & Governance
Rem	Remuneration
Risk	Risk

Executive Directors

Mark FitzPatrick CA Chief Financial Officer Appointment: July 2017 Age: 51	James Turner FCA Group Chief Risk Officer Appointment: March 2018 Age: 49

Relevant skills and experience

Mark has a strong background across financial services, insurance and investment management, encompassing wide geographical experience relevant to the Group’s key markets.

Mark previously worked at Deloitte for 26 years, building his industry focus on insurance and investment management globally. During this time, Mark was managing partner for Clients and Markets, a member of the executive committee and a member of the board of Deloitte UK. He was a vice-chairman of Deloitte for four years, leading the CFO Programme and developing the CFO Transition labs. Mark previously led the Insurance & Investment Management audit practice and the insurance industry practice.

Mark joined the Board as an Executive Director and Chief Financial Officer in July 2017.

Relevant skills and experience

Having held senior positions at Prudential for a number of years, James has a wide-ranging understanding of the business and draws on previous experience across internal audit, finance and compliance as well as technical knowledge, relevant to his role.

James has led internal audit teams in UBS in both the UK and Switzerland. Prior to joining Prudential, James was the deputy head of compliance for Barclays plc. He also held a number of senior internal audit roles across the Barclays group, leading teams that covered the UK, the US, Western Europe, Africa and Asia retail and commercial banking activities.

James joined Prudential in November 2010 as the Director of Group-wide Internal Audit and was appointed Director of Group Finance in September 2015, with responsibility for delivery of the Group’s internal and external financial reporting, business planning, performance monitoring and capital and liquidity planning. He also led the development of the Group’s Solvency II internal model.

James joined the Board as an Executive Director and Group Chief Risk Officer in March 2018.

Other appointments

—   West Bromwich Building Society (non-executive director)

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Appendix 1: Biographies of Directors standing for election continued

Non-executive Directors

The Hon. Philip Remnant CBE FCA Senior Independent Director Appointment: January 2013 Age: 64 Audit N&G Rem	Sir Howard Davies Appointment: October 2010 Age: 68 Audit N&G Risk	David Law ACA Appointment: September 2015 Age: 58 Audit N&G Risk

Relevant skills and experience

Philip contributes experience across a number of sectors and in particular listed company experience and the financial services industry, including asset management, in the UK and Europe.

Philip was a senior advisor at Credit Suisse and a vice chairman of Credit Suisse First Boston (CSFB) Europe and head of the UK Investment Banking Department. He was twice seconded to the role of director general of the Takeover Panel. Philip also served on the board of Northern Rock plc and as chairman of the Shareholder Executive. Until July 2018, he also served on the board of UK Financial Investments Limited.

Philip joined the Board in January 2013 as a Non-executive Director, as Senior Independent Director and as a member of each of the Audit Committee, the Remuneration Committee and the Nomination & Governance Committee. He also chaired the M&G Group Limited board from April 2016 until October 2018.

Other appointments

— Severn Trent plc

— City of London Investment Trust (chairman)

— Takeover Panel (deputy chairman)

Relevant skills and experience

Sir Howard has a wealth of experience in the financial services industry, across the Civil Service, consultancy, asset management, regulatory and academia. He also contributes his detailed knowledge of the Group’s key international markets including the UK, Europe, North America and Asia as well as international regulatory experience.

Sir Howard was previously chairman of the Phoenix Group and an independent director of Morgan Stanley Inc.

Sir Howard joined the Board in October 2010 as a Non-executive Director and Chair of the Risk Committee. He joined the Audit Committee in November 2010 and the Nomination & Governance Committee in July 2012.

Other appointments

—  Royal Bank of Scotland (chairman)

—  China Banking Regulatory Commission international advisory board

—  China Securities Regulatory Commission international advisory board (chairman)

—  Institut d’Études Politiques (Sciences Po)

—  Millennium LLC regulatory advisory board

Relevant skills and experience

David has experience across the Group’s key international markets including the UK, Europe, North America and Asia, and across a number of industry sectors. He contributes extensive technical knowledge of audit, accounting and financial reporting essential to his role as Chair of the Audit Committee.

David was the global leader of

PricewaterhouseCoopers (PwC) insurance practice, a partner in PwC’s UK firm, and worked as the lead audit partner for multi-national insurance companies until his retirement in 2015. David has also been responsible for PwC’s insurance and investment management assurance practice in London and the firm’s Scottish assurance division.

David joined the Board in September 2015 as a Non-executive Director and member of the Audit Committee. David was appointed Chair of the Audit Committee and a member of the Risk Committee and of the Nomination & Governance Committee in May 2017.

Other appointments (until July 2019)

—  L&F Holdings Limited (CEO) and its subsidiaries (the professional indemnity captive insurance group that serves the PwC network and its member firms)

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Key to Committee membership

Chair	Chair
Audit	Audit
N&G	Nomination & Governance
Rem	Remuneration
Risk	Risk

Kaikhushru Nargolwala FCA	Anthony Nightingale CMG SBS JP	Alice Schroeder

Appointment: January 2012	Appointment: June 2013	Appointment: June 2013
Age: 68	Age: 71	Age: 62

Rem Risk	N&G Rem	Audit Risk

Relevant skills and experience	Relevant skills and experience	Relevant skills and experience

Kai has experience across some of the Group’s key international markets, particularly Hong Kong and the wider Asian market. In addition to his experience with listed groups, he contributes knowledge of the financial services sector.

Kai spent 19 years at Bank of America and was based in Hong Kong in roles as group executive vice president and head of the Asia Wholesale Banking Group during 1990 to 1995. He spent 10 years working for Standard Chartered PLC in Singapore as group executive director responsible for Asia Governance and Risk during 1998 to 2007. Kai was chief executive officer of the Asia Pacific Region of Credit Suisse AG during 2008 to 2010 and now serves as director and chairman of their remuneration committee.

Kai has served on a number of other boards, including Singapore Telecommunications and Tate and Lyle plc.

Kai joined the Board in January 2012 as a Non-executive Director and member of the Remuneration and Risk Committees.

Other appointments

—  Prudential Corporation Asia Limited (Prudential plc subsidiary) (chairman)

—  Clifford Capital Pte. Ltd (chair)

—  Credit Suisse Group AG

—  Duke-NUS Medical School (chairman)

—  PSA International Pte Ltd

Anthony has long executive experience of listed companies and, in particular, extensive knowledge of Asian markets.

Anthony spent his career in Asia, where he joined the Jardine Matheson Group in 1969, holding a number of senior positions before joining the board of Jardine Matheson Holdings in 1994. He was managing director of the Jardine Matheson Group from 2006 to 2012. His position on the Hong Kong-APEC trade policy study group ended in 2018 and he resigned as a member of the UK-ASEAN Business Council in 2019.

Anthony joined the Board in June 2013 as a Non-executive Director and member of the Remuneration Committee. He became Chair of the Remuneration Committee and a member of the Nomination & Governance Committee in May 2015.

Other appointments

—  Jardine Matheson Holdings (and other Jardine Matheson group companies)

—  Schindler Holding Limited

—  Shui On Land Limited

—  Vitasoy International Holdings Limited

—  The Innovation and Strategic Development Council in Hong Kong

—  The APEC Vision Group

Alice has experience across the insurance, asset management, technology and financial services industries in the US.

Alice began her career as a qualified accountant at Ernst & Young. She joined the Financial Accounting Standards Board as a manager in 1991, overseeing the issuance of several significant insurance accounting standards.

From 1993, she led teams of analysts specialising in property-casualty insurance as a managing director at CIBS Oppenheimer, PaineWebber (now UBS) and Morgan Stanley. Alice was also an independent board member of the Cetera Financial Group and held the office of CEO and chair of Showfer Media LLC (formerly WebTuner). She was also a director of Bank of America Merrill Lynch International until December 2018.

Alice joined the Board in June 2013 as a Non-executive Director and member of the Audit Committee. She became a member of the Risk Committee in March 2018.

Other appointments

—  Quorum Health Corporation

—  Natus Medical Incorporated

www.prudential.co.uk	Notice of Annual General Meeting 2019 Prudential plc	13

Appendix 1: Biographies of Directors standing for election continued	Key to Committee membership

	Chair	Chair
	Audit	Audit
	N&G	Nomination & Governance
	Rem	Remuneration
	Risk	Risk

Non-executive Directors continued

Thomas Watjen	Fields Wicker-Miurin OBE

Appointment: July 2017	Appointment: September 2018
Age: 64	Age: 60

Rem Risk	Rem

Relevant skills and experience	Relevant skills and experience

Tom has experience across the insurance, asset management and financial services industries as well as experience with listed companies in the UK and the US.

Tom started his career at Aetna Life and Casualty before joining Conning & Company, an investment and asset management provider, where he became a partner in the consulting and private capital areas. He joined Morgan Stanley in 1987, and became a managing director in its insurance practice.

In 1994 he was appointed executive vice president and chief financial officer of Provident Companies Inc.

He was a key member of the team associated with Provident’s merger with Unum in 1999 and was appointed president and chief executive officer of the renamed Unum Group in 2003, a role he held until May 2017.

Tom joined the Board in July 2017 as a Non-executive Director and member of the Remuneration Committee. He became a member of the Risk Committee in November 2018.

Other appointments

—  SunTrust Banks, Inc

Fields has extensive international boardroom experience, combining knowledge of the Group’s key geographic markets with experience across the global financial services industry.

Fields started her career at Philadelphia National Bank in 1982 before joining Strategic Planning Associates (now Oliver Wyman) as a senior partner in 1989. She became chief financial officer and director of strategy at the London Stock Exchange in 1994, leader of the global markets practice of AT Kearney in 1998 and managing director of Vesta Capital Advisors in 2000. She was appointed to Nasdaq’s Technology Advisory Council in 2000 and was a member of the panel of experts advising the European Parliament on financial markets harmonisation for four years from 2002. She became a non-executive director and chair of the audit committee of Savills plc in 2002 and a non-executive director and chair of the investment committee of the Royal London Group in 2003.

Fields joined the Board in September 2018 as a Non-executive Director and member of the Remuneration Committee.

Other appointments

—  BNP Paribas

—  SCOR SE

—  Department for Digital, Culture, Media & Sport

—  Leaders’ Quest (Partner)

14	Prudential plc Notice of Annual General Meeting 2019	www.prudential.co.uk

Appendix 2: Further information on mandatory

convertible securities (MCS)

Background to MCS

Together with other European insurers, the Company is subject to the Solvency II regulatory framework which entered into force on 1 January 2016. Under Solvency II, at least half of the Company’s overall capital requirements may only be met with Tier 1 Capital, including share capital, retained profits and, for up to 20 per cent of Tier 1 Capital, by other items including bonds that are written-down, or, in the case of MCS, bonds that are converted into ordinary shares in the event that the Company’s capital position falls below defined levels.

Why authority is being sought to issue MCS

Shareholder approval is sought (i) in resolution 22 to enable the issuance of MCS (and to authorise ordinary shares to be issued on conversion of MCS) and (ii) in resolution 23 to enable the issuance of MCS on a non-pre-emptive basis to provide flexibility to the Group to maintain an appropriate and efficient capital structure under Solvency II. The flexibility to issue MCS will enable the Group to issue the full range of Solvency II capital instruments, with a view to ensuring that the Group is strongly capitalised, with sufficient capital available to both fund new growth opportunities and absorb the effects of unexpected market shocks.

The authorities sought have been set at a level to provide sufficient flexibility to the Group to manage its capital structure efficiently in light of evolving regulatory requirements and market appetite for this form of capital instrument, as well as the maximum amount of MCS which the Group could use to satisfy its capital requirements.

Potential benefits of issuing MCS

Satisfying the Group’s Tier 1 Capital requirements in part through the issue of MCS is expected to be a cost effective means of raising capital and therefore enable the Group to reduce its overall cost of capital. This is, in turn, expected to be more beneficial for existing ordinary shareholders than if the Group were to satisfy its Tier 1 Capital requirements through the issue of ordinary shares or the retention of profits alone. This is consistent with the Group’s aim to ensure capital efficient profits and cash generation for the Group.

Conversion of MCS into ordinary shares

Any MCS issued by the Group will automatically convert into new ordinary shares in the Company upon the occurrence of predefined trigger events. The holders of MCS will have no right to require the conversion of the MCS into ordinary shares in any other circumstances.

Under Solvency II, the terms of any MCS must provide for automatic conversion to occur if, broadly, the amount of capital held by the Group falls below 75 per cent of its capital requirements, if the Group fails to comply with its capital requirements for a continuous period of three months or more, or if the Group fails to comply with other minimum capital requirements applicable to it. If thought appropriate, the Directors may also issue MCS that include terms providing for automatic conversion to occur in other defined circumstances.

The terms and conditions of any MCS issued will specify a conversion price or a mechanism for setting a conversion price, which is the rate at which the MCS will be exchanged into ordinary shares in the Company.

The resolutions enable the Directors to set the specific terms and conditions of the MCS (including a conversion price or mechanism for setting a conversion price) after considering market conditions at the time of issuance. This conversion price (or the conversion price set through the application of a predetermined mechanism) may be at a significant discount to the prevailing market price of the shares at the time of issue of the MCS, to reflect the fact that the MCS would only be expected to be converted into ordinary shares in the Company in stressed scenarios. The extent of the discount will be determined in consultation with the Prudential Regulation Authority (PRA) and taking into account prevailing market convention.

The Group may, if permitted by law and regulation and if considered appropriate at the relevant time, issue MCS that include in their terms and conditions a mechanism through which the Group may elect to give existing ordinary shareholders the opportunity to purchase the ordinary shares issued on conversion of the MCS in proportion to their existing shareholdings in the Company (subject to legal, regulatory or practical restrictions).

Options available to the Group prior to the occurrence of a trigger event under the MCS

If the Group’s capital position were to deteriorate, a number of options are available to the Group to improve its capital position before the occurrence of a trigger event resulting in conversion of any MCS issued into ordinary shares in the Company. The Directors can be expected to take such steps in line with the Group Recovery Plan, which could include reducing the Group’s liabilities or increasing capital (for example through raising extra share capital from investors by way of a rights issue). If the Company were, in future, to launch a rights issue, the Company’s existing ordinary shareholders would be offered the opportunity to acquire new ordinary shares in proportion to their existing shareholding.

Reasons for seeking a specific mandate to issue MCS

The Company is seeking a specific mandate to enable it to issue MCS, which may only be used for the purposes of issuing MCS (for example, the Company could not rely on the mandate to issue ordinary shares or securities convertible into ordinary shares which are not intended to qualify as regulatory capital under Solvency II).

Through seeking a specific mandate, the Company intends to provide greater certainty for shareholders as to the purposes for which the Company may seek to issue MCS, whilst preserving flexibility for the Company by retaining a general mandate for other purposes (for example, to offer shares as consideration for an acquisition).

For these reasons, the Company would not seek to rely on the general mandate under resolution 18 in connection with the issue of MCS.

The Company believes it would not be practical to obtain a specific mandate from shareholders to issue MCS only when the need arises, primarily due to the time it would take to prepare the relevant circular to shareholders, obtain pre-clearance for the circular from the authorities, and then print and despatch the relevant circular to shareholders convening the general meeting to seek shareholder approval. For the reasons set out above, the Company believes that the ability to issue MCS offers a number of benefits, and having a pre-approved mandate will enable the Company to act on a timely basis to issue MCS when market conditions are conducive to launching the issue.

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Appendix 2: Further information on mandatory

convertible securities (MCS) continued

Basis on which the size of the specific mandate to issue MCS has been calculated

The size of the specific mandate to issue MCS has been calculated based on the Group’s anticipated capital requirements to provide flexibility to the Group to maintain an appropriate and efficient capital structure under Solvency II. In particular, the size of the specific mandate has been calculated based on internal modelling to provide flexibility to the Group to issue MCS up to the maximum amount eligible to meet the Company’s Tier 1 Capital requirements under Solvency II (with appropriate haircuts to reflect the volatility of the Group’s MCS capacity). For this purpose, the Company has assumed that the maximum conversion price discount applicable to the MCS would be 60 per cent of the Company’s prevailing share price at the time of issuance.

As noted above, the resolutions enable the Directors to set the specific terms and conditions of the MCS, including the conversion price, after considering market conditions at the time of issuance. Any conversion price discount of the MCS will be determined in consultation with the PRA and taking into account prevailing market convention.

Hong Kong Stock Exchange waiver

Under Rule 13.36(1) of the HKLR, the directors of a company must obtain the consent of shareholders in a general meeting prior to allotting or issuing shares or securities convertible into shares except as set out under Rule 13.36(2)(b). Rule 13.36(2)(b) of the HKLR allows the Directors to seek a general mandate from shareholders to allot or issue shares on a non-pre-emptive basis. As explained in this Appendix 2, the Company is seeking this specific mandate from shareholders in addition to the general mandate under Rule 13.36(2)(b) of the HKLR for the sole purpose of issuing MCS. This specific mandate would require a dispensation from Rule 13.36(1) of the HKLR. The Company has therefore applied for, and the Hong Kong Stock Exchange has granted on 26 February 2019, a waiver from compliance with Rule 13.36(1) to allow the Directors to seek the authorities under resolution 22 and resolution 23 in relation to issuing MCS subject to the limits set out in those resolutions. As noted in the Company’s announcement dated 9 April 2019, the Hong Kong Stock Exchange has granted to the Company a waiver from strict compliance with Rule 13.36(1) of the Listing Rules to allow it to seek the specific mandate which, if approved by shareholders, would continue in force until:

(i)

the earlier of (a) 30 June 2020; and (b) the conclusion of the first Annual General Meeting of the Company following the date on which the specific mandate is approved, at which time the specific mandate shall lapse unless it is renewed; or

(ii)	such time as it is revoked or varied by ordinary resolution of the shareholders in general meeting.

16	Prudential plc Notice of Annual General Meeting 2019	www.prudential.co.uk

Additional information

None of the Directors standing for election or re-election has any relationship with any other Director, member of senior management or substantial or controlling shareholder of the Company. The biographical information in respect of each of these Directors complies with the disclosure requirements as set out in the HKLR. As such, there are no other matters that need to be brought to the attention of holders of securities of the Company and no other information to be disclosed pursuant to the requirements of Rule 13.51(2) (h) to (v) of the HKLR.

The current basic annual fee for Non-executive Directors is £97,000 with additional fees for membership or chairmanship of a Board Committee as follows:

Committee	Ordinary membership £	Chairmanship £
Audit	30,000	75,000
Nomination & Governance	12,500	–
Risk	30,000	75,000
Remuneration	30,000	60,000

Mr Manduca is the Chairman of the Company. He receives an annual fee of £750,000, which includes his Committee duties. Mr Remnant is the Senior Independent Director of the Company and he receives an annual fee of £50,000, in addition to his Board and Committee fees.

A chairman’s fee of £250,000 is paid to Mr Nargolwala for his role as chair of Prudential Corporation Asia Limited.

Salary levels for Executive Directors are reviewed annually by the Remuneration Committee taking account of the pay budgets for the wider workforce and external market reference points to provide context.

The current basic salaries of Mr FitzPatrick, Mr Turner and Mr Wells are £760,000, £638,000 and £1,149,000 respectively.

In addition, the Executive Directors are eligible to receive a discretionary annual bonus and long-term incentive awards as described more fully in the Directors’ Remuneration Report on pages 132 to 169 of the Annual Report.

Interests in the share capital of the Company

As at 2 April 2019, being the latest practicable date prior to the publication of this document, the Directors standing for election and re-election held the following beneficial interests in the ordinary share capital of the Company. These interests include shares acquired under the Share Incentive Plan, deferred annual incentive awards and interests in shares awarded on appointment. For further information please refer to the Directors’ Remuneration Report in the Annual Report.

Directors’ interests in shares, options and awards

	Total
	beneficial	Interests
	interest	in ordinary	Option	Option
	(number	shares under	exercise	exercise
	of shares)	option	price	periods
			£
Chairman
Paul Manduca	42,500	n/a	n/a
Executive Directors
Mark FitzPatrick	60,593	2,061	14.55	1 Dec 22 – 31 May 23
James Turner	50,927	1,237	14.55	1 Dec 20 – 31 May 21
Mike Wells[1]	945,779	–	–
Non-executive Directors
Howard Davies	9,514	n/a	n/a
David Law	9,066	n/a	n/a
Kaikhushru Nargolwala	70,000	n/a	n/a
Anthony Nightingale	50,000	n/a	n/a
Philip Remnant	6,916	n/a	n/a
Alice Schroeder[2]	14,500	n/a	n/a
Tom Watjen[2]	10,340	n/a	n/a
Fields Wicker-Miurin	1,000	n/a	n/a

Notes

1	Mike Wells’ beneficial interests include ordinary shares and ADRs (1 ADR = 2 ordinary shares). The figures in the table are represented in terms of ordinary shares.
2	Alice Schroeder’s and Tom Watjen’s beneficial interests are in ADRs (1 ADR = 2 ordinary shares). The figures in the table are represented in terms of ordinary shares.

None of the Directors standing for election or re-election has an interest in the Company’s loan stock, nor the shares or loan stock of any subsidiary or associated undertaking of the Group.

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Notes to Notice of Meeting

1

Members are entitled to appoint a proxy to exercise all or any of their rights to attend, speak and vote on their behalf at the Meeting. A shareholder may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. Where more than one proxy is appointed, members must specify the number of shares each proxy is entitled to exercise. A proxy need not be a shareholder of the Company.

2	Members’ attention is drawn to the Form of Proxy accompanying this Notice. A proxy may be appointed by any of the following methods:
(i)	Completing and returning the enclosed Form of Proxy;
(ii)

For members on the UK register, electronic proxy appointment by logging onto the website of Equiniti, the Company’s registrar, at www.sharevote.co.uk. Shareholders will need their Voting ID, Task ID and Shareholder Reference Number, which are printed on the accompanying Form of Proxy. Full details of the procedures are given on the website. If you have already registered with Equiniti’s online portfolio service Shareview, you may submit your proxy vote by logging onto your portfolio at www.sharevote.co.uk using your user ID and password. Once logged in simply click ‘View’ on the ‘My Investments’ page, click on the link to vote then follow the on screen instructions; or

(iii)	If you are a member of CREST, by using the CREST electronic appointment service.

IMPORTANT: Whichever method you choose, your instructions or Form of Proxy must be received by the registrar no later than 11.00am London time (6.00pm Hong Kong/Singapore time) on Tuesday 14 May 2019. Any person holding an interest in shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00pm Singapore time on Monday 6 May 2019 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong Investor Services Limited (Computershare Hong Kong), the Hong Kong branch share registrar, by the deadline above.

3

If you are a registered shareholder and do not have a Form of Proxy and believe that you should have one, or if you require additional forms, or would like to request a hard copy of the Annual Report please contact Equiniti on 0371 384 2035 or Computershare Hong Kong on + 852 2862 8555. Please contact +44 121 415 7026 for the Equiniti overseas helpline if you are calling from outside the UK. Lines at Equiniti are open from 8.30am to 5.30pm London time Monday to Friday. Shareholders on the Irish branch register should contact Link Registrars Limited on +353 1553 0050.

4

To be valid a Form of Proxy, or other instrument appointing a proxy, must be received by post or by hand (during normal business hours only) at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA no later than 11.00am London time on Tuesday 14 May 2019 or at Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 6.00pm Hong Kong/Singapore time on Tuesday 14 May 2019. Shareholders who hold their shares on the Irish branch register should return their completed proxies to Link Registrars Limited, PO Box 1110, Maynooth, Co. Kildare, Ireland or by hand (during normal business hours) to Link Registrars Limited, 2 Grand Canal Square, Dublin 2, Ireland so as to be received no later than 11.00am London time on Tuesday 14 May 2019. Any person holding an interest in shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00pm Singapore time on Monday 6 May 2019 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong, the Hong Kong branch registrar, by the deadline above.

5

The return of a completed Form of Proxy, other such instrument or any CREST Proxy Instruction (as described in paragraph 11 below) will not prevent a shareholder attending the Meeting and voting in person if he/she wishes to do so.

6

Any person to whom this Notice is sent who is a person nominated under Section 146 of the 2006 Act to enjoy information rights (a nominated person) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Meeting. If a nominated person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

7

The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1 to 4 above does not apply to nominated persons. The rights described in these paragraphs can only be exercised by registered shareholders of the Company.

8

To be entitled to attend and vote at the Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered on the Company’s main UK share register, Hong Kong branch register or Irish branch register as at 6.30pm London time on Tuesday 14 May 2019 (1.30am Hong Kong time on Wednesday 15 May 2019) (or, in the event of any adjournment, 6.30pm London time two days prior to the adjourned meeting). Any person holding an interest in shares through CDP must be registered on CDP’s register as at 5.00pm Singapore time on Monday 6 May 2019 (or in the event of an adjournment 5.00pm Singapore time nine days prior to the adjourned meeting). The earlier CDP deadline is to allow sufficient time for a person holding an interest in shares through CDP to obtain authorisation to act as a proxy or representative of HKSCC Nominees Limited, in whose name the shares are registered, at the Meeting. Changes to the Company’s share registers after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

9

As at 2 April 2019 (being the latest practicable day prior to the publication of this Notice) the Company’s issued share capital consists of 2,599,645,604 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 2 April 2019 were 2,599,645,604. The Company does not hold any shares in treasury.

10

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

11

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications, and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com). The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID RA19) by 11.00am London time on Tuesday 14 May 2019. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

12

CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

13	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5) (a) of the Uncertificated Securities Regulations 2001.

18	Prudential plc Notice of Annual General Meeting 2019	www.prudential.co.uk

14

In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

15

Any corporation which is a member may appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

16

Under Section 527 of the 2006 Act members meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the Meeting; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the 2006 Act. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the 2006 Act. Where the Company is required to place a statement on a website under Section 527 of the 2006 Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Meeting includes any statement that the Company has been required under Section 527 of the 2006 Act to publish on a website.

17

Any member or their proxy attending the Meeting in person or by proxy has the right to ask questions. The Company must provide an answer to any such question relating to the business being dealt with at the Meeting save that no such answer need be given if (i) to do so would interfere unduly with the preparation for the Meeting or involve the disclosure of confidential information, (ii) the answer has already been given on a website in the form of an answer to a question, or (iii) it is undesirable in the interests of the Company or the good order of the Meeting that the question be answered.

18	A copy of this Notice and other information required by Section 311A of the 2006 Act, may be found at www.prudential.co.uk/investors/shareholder-information/agm/2019
19

The Company will continue its practice of calling a poll on all resolutions at the Meeting. The provisional voting results, which will include all votes cast for and against each resolution at the Meeting, and all proxies lodged prior to the Meeting, which will include votes cast for and against each resolution, will be announced at the Meeting and published on the Company’s website as soon as practicable after the Meeting. The Company will also disclose the number of votes withheld at the Meeting and on its website. This practice provides shareholders present with sufficient information regarding the level of support and opposition to each resolution and ensures all votes cast either at the Meeting or through proxies are included in the result.

20

You may not use any electronic address provided either in this Notice of Meeting or any related documents (including the Chairman’s letter and Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

21

The Company may process personal data of attendees at the Meeting. This may include webcasts, photos, recording and audio and video links, as well as other forms of personal data. The Company shall process such personal data in accordance with its privacy policy, which can found at www.prudential.co.uk/~/ media/Files/P/Prudential-V2/content-pdf/ prudential-plc-privacy-policy-2019.pdf

www.prudential.co.uk	Notice of Annual General Meeting 2019 Prudential plc	19

Getting to the Annual General Meeting

Annual General Meeting

The Prudential plc 2019 Annual General Meeting will be held at:

Churchill Auditorium,

The QEII Centre,

Broad Sanctuary, Westminster,

London SW1P 3EE

at 11.00am London time

(6.00pm Hong Kong/Singapore time)

on Thursday 16 May 2019.

The Notice of Meeting and all other details for the Annual General Meeting are available on our website: www.prudential.co.uk/investors/ shareholder-information/agm/2019

Special arrangements have been made to help shareholders who are in any way physically disabled or those who are hard of hearing.

The QEII Centre operates a security system. Cameras and recording devices are not permitted in the auditorium.

By underground

The nearest tube stations are St James’s Park and Westminster on the District and Circle lines. Westminster is also on the Jubilee line.

By bus

Bus routes 24, 11, 88, 148 and 211 all stop nearby.

20	Prudential plc Notice of Annual General Meeting 2019	www.prudential.co.uk

Shareholder information

Shareholder enquiries

For enquiries about shareholdings, including dividends and lost share certificates, please contact the Company registrars:

By post

Equiniti Limited

Aspect House

Spencer Road

Lancing

West Sussex BN99 6DA

By telephone

Tel 0371 384 2035

Textel 0371 384 2255 (for hard of hearing)

Lines are open from 8.30am to 5.30pm

(London time), Monday to Friday.

International shareholders

Tel: +44 121 415 7026

Documents available for inspection

Copies of the documents listed below will be available for inspection during normal business hours, Monday to Friday (public holidays excepted) at the Company’s registered office.

At the date of this Notice, the Company’s registered office is Laurence Pountney Hill, London EC4R 0HH. During April 2019, the Company’s registered office will be moved to 1 Angel Court, London EC3R 7AG. An announcement confirming the change will be made to the market at the relevant time.

They will also be available at the place of the Meeting, QEII Centre, Broad Sanctuary, Westminster, London, SW1P 3EE, from 10:45am on Thursday 16 May 2019 until the conclusion of the Meeting. The documents available for inspection are:

—	the service contracts between the Prudential Group and the Executive Directors; and

—	the letters of appointment and terms and conditions of appointment between the Company and the Chairman and the Company and the Non-executive Directors.

The above documents will also be displayed at the offices of Slaughter and May, 47th Floor, Jardine House, One Connaught Place, Central, Hong Kong.

Dividend mandates

Shareholders may have their dividends paid directly to their bank or building society account. If you wish to take advantage of this facility, please call Equiniti and request a cash dividend mandate form. Alternatively, shareholders may download the form from www.prudential.co.uk/investors/ shareholder-information/forms

If you are an overseas shareholder then you may be able to make use of the overseas payment service provided by Equiniti which enables your dividends to be paid in local currency direct to your bank account. To obtain further information about this service please contact Equiniti on the number above or alternatively visit www.shareview.co.uk/4/Info/Portfolio/ Default/en/Home/Shareholders/Pages/ Overseas-Payment-Service.aspx

2018 Second interim dividend timetable

The timetable for the 2018 second interim dividend is as follows:

2018 second interim dividend	Shareholders registered on the UK register and Hong Kong and Irish branch registers	Holders of US American Depositary Receipts	Shareholders with ordinary shares standing to the credit of their CDP securities accounts
Ex-dividend date	28 March 2019	–	28 March 2019
Record date	29 March 2019	29 March 2019	29 March 2019
Payment date	17 May 2019	On or about 24 May 2019	On or about 24 May 2019

Cash dividend alternative

The Company operates a Dividend Reinvestment Plan (DRIP). Shareholders who have elected for the DRIP will automatically receive shares for all future dividends in respect of which a DRIP alternative is offered. The election may be cancelled at any time by the shareholder. Further details of the DRIP and the timetable are available at www.shareview.co.uk/4/Info/Portfolio/ default/en/home/shareholders/Pages/ ReinvestDividends.aspx

Electronic communications

Shareholders are encouraged to elect to receive shareholder documents electronically by registering with Shareview at www.shareview.co.uk Shareholders who have registered will be sent an email notification whenever shareholder documents are available on the Company’s website. When registering, shareholders will need their shareholder reference number which can be found on their share certificate or Form of Proxy. The option to receive shareholder documents electronically is not available to shareholders holding shares through CDP.

www.prudential.co.uk	Notice of Annual General Meeting 2019 Prudential plc	21

Shareholder information continued

How to manage shareholdings

Information on how to manage shareholdings can be found at help. shareview.co.uk. The pages at this web address provide the following:

—	answers to commonly asked questions regarding shareholder registration;

—	links to downloadable forms, guidance notes, and Company history fact sheets; and

—	a choice of contact methods – via email, phone, or post.

If the answer to a question is not included in the information provided, shareholders can send enquires via secure email from these pages. A form will need to be completed, together with a shareholder reference number, name, address and email address, if desired.

Corporate Sponsored Nominee account

Prudential now offers a Corporate Sponsored Nominee account (CSN) that will allow shareholders based in the EEA to hold their Prudential shares in an electronic format. Further information on the CSN can be found at www.shareview.co.uk

To join the CSN simply contact Equiniti on 0371 384 2035 for a transfer form. Complete and return it with your share certificates to the address stated on the form.

Further information, including the full terms and conditions, can be found online at www.shareview.co.uk/info/csn or alternatively you can speak to someone at Equiniti on 0371 384 2035.

Share dealing services

The Company’s Registrars, Equiniti, offer a postal dealing facility for buying and selling Prudential plc ordinary shares; please see the Equiniti address on page 21 or telephone 0371 384 2248. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc shares. For telephone sales call 0345 603 7037 between 8.30am and 5.30pm London time, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing

ShareGift

Shareholders who only have a small number of shares the value of which makes them uneconomic to sell may wish to consider donating them to ShareGift (Registered Charity 1052686). The relevant share transfer form may be downloaded from our website www.prudential.co.uk/ investors/shareholder-information/forms or from Equiniti. Further information about ShareGift may be obtained on +44 (0)20 7930 3737 or from www.ShareGift.org

Irish branch register

The Company operates a branch register for shareholders in Ireland. All enquiries regarding Irish branch register accounts should be directed to Link Registrars Limited, PO Box 1110, Maynooth, Co. Kildare, Ireland. Telephone: + 353 1 553 0050.

Hong Kong branch register

The Company operates a branch register for shareholders in Hong Kong. All enquiries regarding Hong Kong branch register accounts should be directed to Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. Telephone: +852 2862 8555.

American Depositary Receipts (ADRs)

The Company’s ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to JPMorgan Chase, the authorised depositary bank, at JPMorgan Chase Bank, N.A, PO Box 64504, St. Paul, MN 55164-0504, USA. Telephone General +1 800 990 1135 or from outside the US +1 651 453 2128 or log on to www.adr.com

Singapore shareholder enquiries

Shareholders who have shares standing to the credit of their securities accounts with CDP in Singapore may refer queries to the CDP at 9 North Buona Vista Drive, #01-19/20, The Metropolis, Singapore 138588. Telephone +65 6535 7511. Enquiries regarding shares held in Depository Agent Sub-accounts should be directed to your Depository Agent or broker.

22	Prudential plc Notice of Annual General Meeting 2019	www.prudential.co.uk

Prudential public limited company

Incorporated and registered in

England and Wales

Registered office

Laurence Pountney Hill

London EC4R 0HH

Registered number 1397169

It is intended that the Company’s registered office will change to 1 Angel Court, London EC2R 7AG during April 2019. An announcement will be made to the market to confirm this at the relevant time.

Principal place of business in

Hong Kong

13th Floor

One International Finance Centre

1 Harbour View Street

Central

Hong Kong

www.prudential.co.uk

Prudential plc is a holding company, subsidiaries of which are authorised and regulated, as applicable, by the Prudential Regulation Authority and the Financial Conduct Authority.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 April 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Chris Smith

Chris Smith
Deputy Group Secretary